News Release                                                        XOMA




Contacts:
Chiron Corporate Communications             XOMA Investor/Media Contacts:
& Investor Relations                        Laura Zobkiw
Media:       510.923.6500                   Tel: 510-204-7273
Investors:   510.923.2300


             CHIRON AND XOMA FORM COLLABORATION FOR DEVELOPMENT AND COMMERCIALIZATION OF THERAPEUTIC ANTIBODIES FOR CANCER
             ******************************************************
                  --Agreement Leverages Companies' Strengths in
             Oncology, Antibody Discovery and Product Development --

EMERYVILLE, CA, and BERKELEY, CA, March 1 2004- Chiron Corporation (NASDAQ:
CHIR) and XOMA Ltd. (NASDAQ: XOMA) today announced a worldwide, exclusive, multi-product, collaborative agreement for the development and commercialization of antibody products for the treatment of cancer. Under the terms of the agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates.

"This agreement represents an important milestone in the growth of Chiron's oncology franchise," said Craig Wheeler, president, Chiron BioPharmaceuticals. "Our research engine has successfully identified a number of potential targets, and we believe that XOMA is a great partner for helping us to generate antibodies against those targets and accelerate advancing them through the development process. Our collaboration will help Chiron further build on the capabilities of our BioPharmaceuticals management team, as the company continues to invest in attractive opportunities for value creation."

"Our new collaboration with Chiron represents significant growth in our product pipeline in the cancer arena and also demonstrates the value of the work XOMA has done in building multiple capabilities and experience in biopharmaceutical development, especially in the monoclonal antibody field," said John L. Castello, XOMA's Chief Executive Officer, President and Chairman. "We are excited about joining with Chiron and view this collaboration as a way for both companies to maximize their strengths. It also takes advantage of the breadth of capabilities that we've built up, ranging from phage display and our proprietary Human Engineering(TM) technologies, through process development and manufacturing scale-up, to preclinical, clinical and regulatory capabilities."

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Under the agreement, the companies will share development and commercialization expenses, including preclinical and clinical development, manufacturing, and worldwide


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marketing costs, as well as revenues, generally on a 70-30 basis, with Chiron's share being 70% and XOMA's share being 30%. XOMA will receive an initial payment of $10 million and a loan facility of up to $50 million to fund its share of development expenses. The collaboration will initially focus on preclinical, process development and scale up work, with a potential Investigative New Drug
(IND) filing anticipated early on in the collaboration.

Chiron and XOMA's Anti-cancer and Antibody Development Expertise

Chiron has developed a large-scale genomics platform focused on generating novel, functionally validated targets for the development of small molecule drugs, therapeutic antibodies and vaccines. In the area of cancer, the platform has been used to study thousands of human tissues samples from patients with cancer in an effort to identify the most important genes responsible for the development of the disease. As a result, the company has filed patents on approximately 25,000 gene sequences and hundreds of differentially express sequences that may have use in developing new, selective therapies for cancer. CHIR258, the company's first small molecule oncology compound, entered Phase I testing in January 2004.

XOMA's substantial experience and broad-based capabilities in monoclonal antibody generation and development enable the rapid advancement of candidate molecules into the clinic. In addition, the company has bolstered its antibody development capabilities with the addition of multiple phage display libraries that may be used in the current collaboration to generate high quality, fully human monoclonal antibodies as novel cancer therapeutics.

About Chiron

Chiron Corporation, headquartered in Emeryville, California, is a global pharmaceutical company that leverages a diverse business model to develop and commercialize high-value products that make a difference in people's lives. The company has a strategic focus on cancer and infectious disease. Chiron applies its advanced understanding of the biology of cancer and infectious disease to develop products from its platforms in proteins, small molecules and vaccines. The company commercializes its products through three business units:
BioPharmaceuticals, Vaccines and Blood Testing. For more information about Chiron, visit the company's website at www.chiron.com.

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About XOMA

XOMA is a biopharmaceutical company focused on developing and manufacturing antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases.
 XOMA's proprietary and collaborative product development programs include:
RAPTIVA(TM) for moderate to severe plaque psoriasis (marketed), psoriatic arthritis (Phase II) and other indications in collaboration with Genentech, Inc.; MLN 2222, a recombinant protein for reducing the incidence of post-operative events in coronary artery bypass graft surgery patients with Millennium Pharmaceuticals, Inc. (Phase I); and a TPO mimetic antibody to treat chemotherapy-induced thrombocytopenia in collaboration with Alexion Pharmaceuticals, Inc. (preclinical). XOMA's proprietary bactericidal/permeability-increasing protein (BPI)-derived programs include XMP.629, a topical formulation of a BPI-derived compound for acne (Phase II) and NEUPREX(R), in a Phase I/II study to limit complications following pediatric cardiopulmonary bypass surgery. For more information about XOMA's product pipeline and antibody product development capabilities and technologies, please visit XOMA's website at http://www.xoma.com/.


Re: Chiron

This news release contains forward-looking statements, including statements regarding sales growth, product development initiatives and new product marketing that involve risks and uncertainties and are subject to change. A full discussion of Chiron's operations and financial documents the company has filed with the SEC, including the form 10-Q for the quarter ended condition, including factors that may affect its business and future prospects, is contained in September 30, 2003, and the form 10-K for year ended December 31, 2002, and will be contained in all subsequent periodic filings made with the SEC. These documents identify important factors that could cause the company's actual performance to differ from current expectations, including the outcomes of clinical trials, regulatory review and approvals, manufacturing capabilities, intellectual property protections and defenses, stock-price and interest-rate volatility, and marketing effectiveness. In particular, there can be no assurance that Chiron will increase sales of existing products, successfully develop and receive approval to market new products, or achieve market acceptance for such new products. There can be no assurance that Chiron's out-licensing activity will generate significant revenue, nor that its in-licensing activities will fully protect it from claims of infringement by third parties.


Consistent with SEC Regulation FD, we do not undertake an obligation to update the forward-looking information we are giving today.



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Re: XOMA

Certain statements contained herein related to progress and timing of product development or collaborative arrangements or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These and other risks, including those related to the results of discovery research and pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA's financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings.


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